Question 77Q1

SMITH BARNEY AGGRESSIVE GROWTH FUND INC.
SUPPLEMENT DATED FEBRUARY 1, 2005
TO THE PROSPECTUS
DATED DECEMBER 29, 2004

Effective February 1, 2005, the fund pays an administration fee to the manager at the annual rate of 0.15% of its average daily net assets, reduced from 0.20% of its average daily net assets.